Filed Pursuant to Rule 433

Registration No. 333-178556

March 5, 2013

Markel Corporation

Pricing Term Sheet

$250,000,000 3.625% Senior Notes due 2023

$250,000,000 5.000% Senior Notes due 2043

Issuer:	Markel Corporation
Anticipated Ratings/Outlook: (Moody’s / S&P / Fitch)*	Baa2 (negative) / BBB (stable) / BBB (stable)
Security Type:	SEC Registered Senior Notes
Trade Date:	March 5, 2013
Settlement Date:	March 8, 2013 (T+3)
Interest Payment Dates:	Semi-annually in arrears on March 30 and September 30 of each year, commencing on September 30, 2013 (long first coupon)
Special Mandatory Redemption:	In the event that the proposed acquisition of Alterra is not consummated on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before such date, the notes will be subject to a special mandatory redemption at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the tenth business day following the earlier of November 1, 2013 or the date the Alterra Merger Agreement is terminated. See “Description of Notes – Special Mandatory Redemption” in the preliminary prospectus supplement, dated March 5, 2013.
	3.625% Senior Notes due 2023	5.000% Senior Notes due 2043
Maturity Date:	March 30, 2023	March 30, 2043
Principal Amount:	$250,000,000	$250,000,000
Benchmark Treasury:	2.00% due February 15, 2023	2.75% due November 15, 2042
Benchmark Treasury Price / Yield:	100-30+ / 1.894%	92-28+ / 3.119%
Spread to Benchmark Treasury:	+ 175 bps	+ 200 bps
Yield to Maturity:	3.644%	5.119%
Coupon:	3.625%	5.000%
Public Offering Price:	99.839%	98.180%
Net Proceeds to Issuer before Expenses:	$247,972,500	$243,262,500
Optional Redemption:	Make-whole call at any time at Treasury Rate plus 25 basis points See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated March 5, 2013, for more information.	Make-whole call at any time at Treasury Rate plus 30 basis points See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated March 5, 2013, for more information.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
CUSIP / ISIN:	570535AM6 / US570535AM67	570535AP9 / US570535AP98
Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC ING Financial Markets LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This term sheet supplements the preliminary prospectus supplement, dated March 5, 2013, and the related prospectus, dated December 16, 2011; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.